

Gaurav Mishra · 2nd

Chief Executive Officer at Rowheels, Inc. and RehabPulse

Greater Madison Area · 500+ connections · Contact info

Rehabpulse

University of Edinbu Management School

Featured

WisBusiness: Rowheels: Introduces affordable next-gen wheelchair
wisconsintechnologycouncil.com

ROWHEELS , a developer of innovative manual mobility tech, today announced th...



Local company develops new wheelchair
WMSN

MIDDLETON, Wis. - A Middleton company hopes to change the wheelchair industry...



Row whe
madi

The shak

Experience

Chief Executive Officer
Rehabpulse · Full-time

Jun 2018 – Present · 2 yrs 2 mos
United States

RehabPulse is a leading technology online marketplace for rehabilitation products and solutions. RehabPulse's unique approach comes from being a manufacturer itself and relentless obsession to help people move creates perfect deals for both vendors and customers.
Having faced the same issues as a vendor, Rowheels built RehabPulse as a revolutionary way t distribute products in the rehab industry. The team also recognised that traditionally for customers, shopping online for rehab products and DME can present a number of problems from customer support to customizing products, so they made sure to address thes …see mor

Chief Executive Officer and President

Rowheels, Inc. · Full-time
Jun 2018 – Present · 2 yrs 2 mos
Madison, Wisconsin

* ROWHEELS developed a proprietary reverse propulsion therapeutic wheelchair technology that can prevent wheelchair users from pains and aches, injury to the shoulder and also eliminating intake of pain meds normally associated with use of traditional push wheelchair.
As CEO tasked to restructure the business plan while previous plan was underperfoı …see mor

Ottobock HealthCare

8 yrs

Head Of Global Sales/EVP
Jul 2010 – Jun 2018 · 8 yrs
Berlin Area, Germany

Executive President-Global Sales & CEO-US Orthopedic BU
2010 – 2017 · 7 yrs
Berlin and Tempe, Arizona, US

Full accountability of $1.3B P&L at group level; led strategic planning/execution of cross-functional projects within matrix environment. Key member of Executive Management Team tasked to accelerate global growth across all 5 business units.

...see mor

International Business Development Director

Touch Bionics UK
2007 – 2010 · 3 yrs
Edinburgh, United Kingdom

Hired to lead global expansion with full P&L responsibility in start-up phase (bionic hand and functional fingers in upper limb prosthetics). Member of Executive Board and leader of 100-person division. Oversaw structuring of global sales channel, set up clinical excellence centers training programs, customer service, product launches, and clinical teams. ...see mor

Senior Business Development Manager

KeyPoint Technologies UK
Jun 2006 – Oct 2007 · 1 yr 5 mos

Responsible for closing big ticket sales deals with global OEMs and mobile operators. The company has mobile input solution for Windows Mobile phones which is embedded on the phones.
Few prominent clients Motorola, Blackberry, HTC, Asus, Acer, BenQ, HP, Dell, I-mate ...see mor

Show 2 more experiences

Education

University of Edinburgh Management School

MBA, Business Management

Activities and Societies: Car industry strategy simulation, Turnaound project for CAD/CAM design company, International market entry for mobile barcode company

MBA

IIMM

PGDBM, Business HR & PM

Activities and Societies: HR planning, Personnel Management, Industrial Labour Law

Post Graduate Diploma in HR and Personnel management

National Defence Academy, Pune (Jawahar Lal Nehru University, Delhi)

Bachelor's Degree, Histroy, Economics and Geography, Joint Defence Services Training

Activities and Societies: Sailing, Debate, Cricket, Squadron Appointment

Sailing, Hiking, Camping

Volunteer Experience

Charity for disabled

Otto Bock Healthcare

Jan 2012 • 1 mo

Human Rights

Very interesting

Skills & Endorsements

Turnaround Experience · 10

William Abraham, MBA and 9 connections have given endorsements for this skill

Leadership · 14

William Abraham, MBA and 13 connections have given endorsements for this skill

Mergers & Acquisitions · 9

William Abraham, MBA and 8 connections have given endorsements for this skill

Show more

Recommendations

Received (1) Given (2)

Anne Walmsley
National Director of Sales at Advanced Orthopaedics
November 11, 2016, Anne reported directly to Gaurav

I worked with Gaurav at Ottobock OS division for over 3 yea and found him to be one of the most dedicated and driven leaders I have ever worked with. He demonstrated a tremer dedication to thoroughly understand this very unique busin unit and a very strong commitment to the divisions s... See